Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to incorporation by reference to Registration No. 333-174115 on Form S-8 and to the use of our reports dated February 13, 2012 relating to the consolidated financial statements of Brookfield Residential Properties Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the common control merger that occurred on March 31, 2011) and the effectiveness of the Company’s internal control over financial reporting appearing in this Amendment No.1 to the Annual Report on Form 40-F of the Company for the year ended December 31, 2011.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

October 23, 2012

Calgary, Canada